Schlitt Investor Services, Inc.
Statement of Operations
For the Year Ended December 31, 2015

Revenues		
Commmission income	$	189,949
Fee based income		49,215
Interest and other income		8
Total revenues		239,172
Expenses		
Management fees		133,694
Commission expense		86,864
Professional fees		11,255
Other operating expenses		11,688
Total expenses		243,501
Net income (loss) before income tax provision		(4,329)
Income tax provision		-
Net income (loss)	$	(4,329)

The accompanying notes are an integral part of these financial statements.